UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________

Commission file number: 1-16725

The Principal Select Savings Plan for Employees
(Full title of the plan)

Principal Financial Group, Inc.
(Name of Issuer of the securities held pursuant to the plan)

711 High Street
Des Moines, Iowa 50392
(Address of principal executive offices) (Zip Code)

Report of Independent Registered Public Accounting Firm

The Benefit Plans Administration Committee
Principal Life Insurance Company

We have audited the accompanying statements of net assets available for benefits of The Principal Select Savings Plan for Employees as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Principal Select Savings Plan for Employees at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, and for the year then ended, has been subjected to audit procedures performed in conjunction with the audit of the Principal Select Savings Plan for Employee’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP

Des Moines, Iowa
June 24, 2016

The Principal Select Savings Plan for Employees
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Investments at fair value:
Unallocated investment options:
Guaranteed interest accounts	$32,414,952	$35,395,260
Separate accounts	1,723,700,371	1,673,821,228
Principal Financial Group, Inc. Employee Stock Ownership Plan	90,634,768	105,742,348
Collective investment trust	1,214,933	—
Plan interest in Principal Select Savings Stable Value Master Trust	75,104,665	74,876,505
Total invested assets at fair value	1,923,069,689	1,889,835,341

Receivables:
Contributions receivable from employer	2,131	1,891
Contributions receivable from participants	409	25
Notes receivable from participants	21,896,623	22,454,302
Other receivables	41,668	2,851
Total receivables	21,940,831	22,459,069
Net assets reflecting investments at fair value	1,945,010,520	1,912,294,410
Adjustments from fair value to contract value for a fully benefit-responsive investment contract	404,127	(20,421)
Net assets available for benefits	$1,945,414,647	$1,912,273,989

See accompanying notes.

The Principal Select Savings Plan for Employees
Statement of Changes in Net Assets Available for Benefits

For the year ended December 31,
2015
Additions
Investment income:
Interest	$271,209
Dividends	3,014,756
Net depreciation of investments	(2,330,560)
Interest in Principal Select Savings Stable Value Master Trust	1,009,066
Total investment income	1,964,471

Interest income on notes receivable from participants	1,129,298

Contributions:
Employer	42,234,645
Participants	86,762,986
Total contributions	128,997,631
Total additions	132,091,400

Deductions
Benefits paid to participants	97,418,774
Transfers to affiliated and unaffiliated plans, net	1,136,998
Administrative expenses	394,970
Total deductions	98,950,742
Net increase	33,140,658

Net assets available for benefits at beginning of year	1,912,273,989
Net assets available for benefits at end of year	$1,945,414,647

See accompanying notes.

The Principal Select Savings Plan for Employees
Notes to Financial Statements
Year Ended December 31, 2015

1. Significant Accounting Policies
Basis of Accounting

The accounting records of The Principal Select Savings Plan for Employees (the Plan) are
maintained on the accrual basis of accounting.

Valuation of Investments and Income Recognition

Investments held by the Plan are stated at fair value, which is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price). See Note 5 for further discussion and disclosures related to fair value measurements.

Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

The notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)
Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Recent Accounting Pronouncement

In July 2015, the Financial Accounting Standards Board issued authoritative guidance that simplifies the benefit-responsive investment contracts, investment and fair value measurement disclosure requirements. This guidance is effective for annual periods beginning after December 15, 2015, and will not have a material impact on the Plan’s financial statements.

2. Description of the Plan

The Plan is a defined contribution 401(k) plan that was established January 1, 1985. The Plan is available to substantially all employees of Principal Life Insurance Company (Principal Life) and its subsidiaries or affiliates (the Company).

Information about the Plan, including eligibility, and benefit provisions is contained in the Summary Plan Description. Copies of the Summary Plan Description are available from the Company’s Benefit Administration Department or the Company’s intranet. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan Administrator is responsible for the control and administration of the Plan. The Plan Administrator is the Benefit Plans Administration Committee (BPAC). For the purposes of investment and protection of Plan assets, the named fiduciary of the Plan is the Benefit Plans Investment Committee. The Plan is funded through a trust fund that holds group annuity contracts issued by Principal Life. The Principal Financial Group, Inc. (PFG) Employee Stock Ownership Plan (ESOP), which consists of common stock of PFG is held in a separate trust. PFG is the ultimate parent of Principal Life. The Trustees of the Trust that hold the group annuity contracts are employees of Principal Life. Bankers Life is the Trustee of the Trust that holds PFG common stock in the ESOP. The Trustee of the collective investment trust (CIT) is Delaware Charter Guarantee & Trust Company (DCG) doing business as Principal Trust Company, an affiliate of Principal Life. Principal Life is the recordkeeper of the Plan.

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Contributions

On January 1, 2006, the Company made several changes to the retirement program. Participants who were age 47 or older with at least ten years of service on December 31, 2005, could elect to retain the prior benefit provisions under the qualified defined benefit retirement plan and the Plan and forgo receipt of the additional benefits offered by amendments to the Plan. The participants who elected to retain the prior benefit provisions are referred to as “Grandfathered Choice Participants.”
Matching contributions for participants other than Grandfathered Choice Participants were increased from 50% to 75% of deferrals, with the maximum matching deferral increasing from 6% to 8% of eligible pay-period compensation.
Vesting
Participants are eligible for immediate entry into the Plan with vesting at 100% after three years. The funds accumulate along with interest and investment return and are available for withdrawal by participants at retirement, termination, or when certain withdrawal specifications are met. The participants may also obtain loans of their vested accrued benefit, subject to certain limitations described in the governing document (the Plan Document). The federal and state income taxes of the participant are deferred (except in the case of Roth deferrals) on the contributions until the funds are withdrawn from the Plan.
Forfeitures
Upon termination of employment, participants forfeit their non-vested balances. Forfeited amounts are used to reduce Company contributions. As of December 31, 2015 and 2014, forfeited non-vested account balances totaled $343,573 and $16,718, respectively. In 2015 and 2014, employer contributions were reduced by $1,389,205 and $1,676,131, respectively, from forfeited non-vested accounts.

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

2. Description of the Plan (continued)
Participant Loans
The Plan provides for loans to active participants, which are considered a participant-directed investment of his/her account. The loan is a Plan asset, but only the borrowing participant’s account shares in the interest paid on the loan or bears any expense or loss incurred because of the loan. The rate of interest is 2% higher than the Federal Reserve “Bank Prime Loan” rate at the time of the loan. The rate is set the day a loan is approved. Beginning December 17, 2015, the rate for loans issued was 5.50%. The rate for loans prior to December 17, 2015 was 5.25%.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, affected participants will become fully vested in their accounts.
3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated July 9, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. The Plan is required to operate in conformity with the terms of the Plan Document and the Code to maintain its qualification. BPAC and the Company intend to operate the Plan in conformity with the provisions of the Plan Document and the Code. BPAC and the Company acknowledge that inadvertent errors may occur in the operation of the Plan. If such inadvertent errors occur, BPAC and the Company represent that they will take the necessary steps to bring the Plan’s operations into compliance with the Code, including voluntarily and timely correcting such errors in accordance with procedures established by the IRS.

Plan management is required to evaluate uncertain tax positions taken by the Plan. The financial statement effects of an uncertain tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. BPAC has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

The Plan is subject to routine audits by taxing jurisdictions. The Plan believes it is no longer subject to income tax examinations for years prior to 2011.

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

4. Investments (Excluding Interest in Master Trust)
The following table presents individual investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2015 and 2014. Principal Life and PFG are parties-in-interest with respect to these investments.

	December 31,
	2015	2014

Large-Cap Stock Index Separate Account	$237,779,127	$236,253,828
U.S. Property Separate Account	187,029,733	152,603,679
Mid-Cap Separate Account	156,344,505	150,871,028
Lifetime 2030 Separate Account	128,624,702	120,914,092
Diversified International Separate Account	125,332,880	122,800,022
Small-Cap Stock Index Separate Account	121,751,065	123,671,967
Lifetime 2040 Separate Account	100,531,034	*
Principal Financial Group, Inc. ESOP	*	105,742,348

* Less than 5% of the fair value of net assets available for benefits as of respective date.

During 2015 and 2014, the Plan’s investments that are related to Principal Life (depreciated) appreciated in value as follows:

	For the year ended December 31,
	2015	2014

Guaranteed interest accounts	$(127,219)	$56,226
Separate accounts of insurance company	10,773,422	113,888,024
Principal Financial Group, Inc. ESOP	(12,853,509)	5,991,277
Collective investment trust	(123,254)	—
	$(2,330,560)	$119,935,527

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (excluding interest in Master Trust)

Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

•	Level 1 - Fair values are based on unadjusted quoted prices in active markets for identical assets. Our Level 1 assets include the Principal Financial Group, Inc. ESOP.

•
Level 2- Fair values are based on inputs other than quoted prices within Level 1 that are observable for the asset, either directly or indirectly. Our Level 2 assets are separate accounts and the CIT and are reflected at the net asset value (NAV) price.

•	Level 3 - Fair values are based on significant unobservable inputs for the asset. Our Level 3 assets are guaranteed interest accounts.

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period. There were no transfers between levels during 2015 and 2014.
Determination of Fair Value
The following discussion describes the valuation methodologies used for assets measured at fair value on a recurring basis. The techniques utilized in estimating the fair values of financial instruments are reliant on the assumptions used. Care should be exercised in deriving conclusions based on the fair value information of financial instruments presented below.
Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument. There were no significant changes to the valuation processes during 2015.
The unallocated investment options consist of guaranteed interest accounts under a guaranteed benefit policy (as defined in section 401(b) of ERISA) and separate accounts (as defined in ERISA section 3(17)) of Principal Life. The guaranteed interest accounts and separate accounts are reported at fair value as determined by Principal Life. These unallocated investment options are non-benefit-responsive.

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (excluding interest in Master Trust) (continued)

Guaranteed Interest Accounts
The guaranteed interest accounts cannot be sold to a third party; thus, the only option to exit the guaranteed interest accounts is to withdraw or transfer the funds prior to maturity for an event other than death, disability, termination, or retirement. The fair value represents guaranteed interest account values adjusted to reflect current market interest rates only to the extent such market rates exceed contract crediting rates. This value represents contributions allocated to the guaranteed interest accounts, plus interest at the contractually guaranteed rate, less funds used to pay Plan benefits and Principal Life’s administrative expenses. The fair value of the guaranteed interest accounts is reflected in Level 3.
Separate Accounts
Separate accounts are designed to deliver safety and stability by preserving principal and accumulating earnings. The separate account assets include, but are not limited to, contributions invested in domestic and international common stocks, high-quality short-term debt securities, real estate, private market bonds and mortgages, and high-yield fixed income securities that are slightly below investment grade, all of which are valued at fair value. The NAV of each of the separate accounts is calculated in a manner consistent with GAAP for investment companies and is determinative of their fair value and represents the price at which the Plan would be able to initiate a transaction. The fair value of the underlying funds and securities is used to determine the NAV of the separate account, which is not publicly quoted. The fair value of the underlying mutual funds and equity securities are based on quoted prices of identical assets. The fair value of the underlying fixed income securities are based on third-party pricing vendors that utilize observable market information. As of December 31, 2015, all separate accounts are reflected in Level 2.
One separate account invests in real estate. The fair value of the underlying real estate is estimated using discounted cash flow valuation models that utilize public real estate market data inputs such as transaction prices, market rents, vacancy levels, leasing absorption, market cap rates, and discount rates. In addition, each property is appraised annually by an independent appraiser. The fair value of the separate account is based on NAV and is considered a Level 2 asset.
There are currently no redemption restrictions on these investments.

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (excluding interest in Master Trust) (continued)

Principal Financial Group, Inc. ESOP
The ESOP is reported at fair value based on the quoted closing market price of its stock on the last business day of the Plan year and is reflected in Level 1.

Collective Investment Trust

The CIT invests in a variety of common stocks, bonds, U.S. government and government agency securities, senior floating rate interests (bank loans) and derivatives. The CIT values securities at market value using the last reported sale price when market quotations are readily available. If no sales are reported securities are valued using the last reported bid price or an evaluated bid price provided by a pricing service. Pricing services use modeling techniques that incorporate security characteristics, market conditions and dealer-supplied valuations to determine an evaluated bid price. When market quotations are not readily available, DCG determines the fair value. The NAV of the CIT is calculated in a manner consistent with GAAP for investment companies and is determinative of their fair value and represents the price at which the Plan would be able to initiate a transaction. The fair value of the underlying funds and securities is used to determine the NAV of the CIT. The CIT is reflected in Level 2.

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (excluding interest in Master Trust) (continued)
Assets Measured at Fair Value on a Recurring Basis

Assets measured at fair value on a recurring basis are summarized below.

	As of December 31, 2015
	Assets Measured at Fair Value	Fair Value Hierarchy Level
		Level 1	Level 2	Level 3
Assets
Guaranteed interest accounts	$32,414,952	$—	$—	$32,414,952
Separate accounts:
Fixed-income security	126,232,535	–	126,232,535	–
Lifetime balanced asset allocation	391,542,841	–	391,542,841	–
Large U.S. equity	454,218,088	–	454,218,088	–
Small/mid U.S. equity	354,822,626	–	354,822,626	–
International equity	198,886,280	–	198,886,280	–
U.S. real estate	187,029,733	–	187,029,733	–
Other	10,968,268	–	10,968,268	–
Principal Financial Group, Inc. ESOP	90,634,768	90,634,768	–	–
Collective investment trust	1,214,933	—	1,214,933	—
Total invested assets, excluding Plan interest in Master Trust	$1,847,965,024	$90,634,768	$1,724,915,304	$32,414,952

	As of December 31, 2014
	Assets Measured at Fair Value	Fair Value Hierarchy Level
		Level 1	Level 2	Level 3
Assets
Guaranteed interest accounts	$35,395,260	$—	$—	$35,395,260
Separate accounts:
Fixed-income security	130,534,389	–	130,534,389	–
Lifetime balanced asset allocation	373,590,128	–	373,590,128	–
Large U.S. equity	447,946,064	–	447,946,064	–
Small/mid U.S. equity	350,376,605	–	350,376,605	–
International equity	205,252,576	–	205,252,576	–
U.S. real estate	152,603,679	–	152,603,679	–
Other	13,517,787	–	13,517,787	–
Principal Financial Group, Inc. ESOP	105,742,348	105,742,348	–	–
Total invested assets, excluding Plan interest in Master Trust	$1,814,958,836	$105,742,348	$1,673,821,228	$35,395,260

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (excluding interest in Master Trust) (continued)
Changes in Level 3 Fair Value Measurements
The reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2015 and 2014, are as follows:

	For the year ended December 31, 2015						Changes in Unrealized Gains (Losses) Included in Changes in Net Assets Available for Benefits Relating to Positions Still Held
	Beginning Asset Balance as of January 1, 2015	Interest*	Purchases**	Sales**	Transfers In (Out) of Level 3	Ending Asset Balance as of December 31, 2015
Assets
Guaranteed interest accounts	$35,395,260	$143,990	$12,457,002	$(15,581,300)	$ –	$32,414,952	$(127,219)
Total	$35,395,260	$143,990	$12,457,002	$(15,581,300)	$ –	$32,414,952	$(127,219)

	For the year ended December 31, 2014						Changes in Unrealized Gains (Losses) Included in Statements of Changes in Net Assets Available for Benefits Relating to Positions Still Held
	Beginning Asset Balance as of January 1, 2014	Interest*	Purchases**	Sales**	Transfers in (Out) of Level 3	Ending Asset Balance as of December 31, 2014
Assets
Guaranteed interest accounts	$38,820,839	$440,363	$10,000,638	$(13,866,580)	$ –	$35,395,260	$56,226
Total	$38,820,839	$440,363	$10,000,638	$(13,866,580)	$ –	$35,395,260	$56,226

*Includes interest and unrealized gains or losses.

**	Includes contributions, transfers from affiliated and unaffiliated plans, transfers to other investments via participant election, benefits paid to participants, and administrative expenses.

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (excluding interest in Master Trust) (continued)
Quantitative Information about Level 3 Fair Value Measurements
The following table provides quantitative information about the significant unobservable inputs used for recurring fair value measurements categorized within Level 3.

As of December 31, 2015
	Assets measured at fair value	Valuation technique	Unobservable input description	Input/range of inputs
Assets
Guaranteed interest accounts	$32,414,952	See note (1)	Interest rate on account	0.10% – 2.36%
			Applicable interest rate	1.10% – 2.43%
			Maturity date	12/31/2015 – 12/31/2021

(1)	If the applicable interest rate is equal to or less than the interest rate on the account, the fair market value is equal to the contract value.
If the applicable interest rate is greater than the interest rate on the account, the fair market value is the contract value reduced by a percentage. This percentage is equal to the difference between the applicable interest rate and the interest rate on the account, multiplied by the number of years (including fractional parts of a year) until the maturity date.

6. Interest in Principal Select Savings Stable Value Master Trust
A portion of the Plan’s investments are in the Principal Select Savings Stable Value Master Trust (Master Trust), which was established for the investment of assets of the Plan and the Company’s other defined contribution plan, The Principal Select Savings Plan for Individual Field. Each participating retirement plan has an undivided interest in the Master Trust. The Master Trust invests in a Short Term Investment Fund (STIF) and the Morley Stable Income Bond Fund (Bond Fund), which is a collective investment trust that invests in investment-grade fixed income securities. The Bond Fund is maintained by Union Bond & Trust Company, an affiliate of Principal Life. The Master Trust has also entered into a fully benefit-responsive synthetic guaranteed investment contract (synthetic GIC) with Principal Life (the Contract). The STIF, Bond Fund, and Contract together are the holdings of the Stable Value Fund (Fund). The Fund is valued at contract value as reported to the Plan by Morley Financial Services, the investment manager of the Bond Fund and an affiliate of Principal Life. As of December 31, 2015 and 2014, the Plan’s interest in the net assets of the Master Trust was approximately 89% and 88%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the Plan’s interest in the Master Trust.

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

6. Interest in Principal Select Savings Stable Value Master Trust (continued)
The Contract provides a crediting rate that amortizes portfolio gains and losses over time and accounts for benefit payments to Plan participants at contract value. Under the Contract, Principal Life agrees to pay any deficiency if the investments in the Bond Fund have been exhausted for benefit payments and the contract value is greater than zero. The objective of the Fund is to preserve capital and smooth the returns credited to Plan participants. The crediting interest rate is based on a formula agreed upon with Principal Life, but it may not be less than 0%. Such interest rates are reviewed on a monthly basis for resetting.
As required by Accounting Standards Codification (ASC) 962, Plan Accounting - Defined Contribution Pension Plans, the Statements of Net Assets Available for Benefits present the fair value of the investment in the Master Trust, as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to the synthetic GICs. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Certain events limit the ability of the Plan to transact at contract value with Principal Life when material events withdrawals are greater than 25% of the Contract as of the start of each contract year. These events include (1) certain termination of employment of a group of participants (including through layoffs or early retirement incentive programs instituted by the Company), (2) a certain spin-off or sale of the Company’s business entity or location, (3) certain adoptions of amendments to the Plan, any change in practice, or any change in participant withdrawal rights under the Plan. The Plan does not believe that the occurrence of any such material event is probable.
The annual average yields earned by the guaranteed investment contract were as follows:

	As of December 31,
Average yields:	2015	2014

Based on actual earnings	1.36%	1.05%
Based on interest rate credited to participants	1.36%	1.06%

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

6. Interest in Principal Select Savings Stable Value Master Trust (continued)

The net assets, including investments, of the Master Trust are as follows:

	2015	2014

STIF	$4,056,997	$4,750,918
Bond Fund	79,994,980	80,076,002
Total assets	84,051,977	84,826,920
Receivables (payables)	231,732	(64,748)
Net assets at fair value	84,283,709	84,762,172
Adjustments from fair value to contract value for fully benefit-responsive investment contract	453,518	(23,117)
Total net assets at contract value	$84,737,227	$84,739,055

Plan interest in Principal Select Savings Stable Value Master Trust at fair value	$75,104,665	$74,876,505
Adjustment from fair value to contract value for a fully benefit-responsive investment contract	404,127	(20,421)
Plan interest in Principal Select Savings Stable Value Master Trust at contract value	$75,508,792	$74,856,084

Investment income for the Master Trust is as follows:

For the year ended December 31, 2015

Interest income	$1,145,613
Other income	550
Total investment income	$1,146,163

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

6. Interest in Principal Select Savings Stable Value Master Trust (continued)

The NAV of each of the investments is calculated in a manner consistent with GAAP for investment companies and is determinative of their fair value. As of December 31, 2015, the Bond Fund was reflected as Level 2 and the STIF was reflected as Level 1. The Bond Fund generally invests in fixed income securities. When available, the fair value of the fixed income securities is based on quoted prices of identical assets in active markets. When quoted prices are not available, the first priority is to obtain prices from third-party pricing vendors and to ensure we understand their pricing methodologies and to confirm they are utilizing observable market information. The STIF is a money market fund valued using public quotations.
Master Trust assets measured at fair value on a recurring basis are summarized below.

	As of December 31, 2015
	Assets Measured at Fair Value	Fair Value Hierarchy Level
		Level 1	Level 2	Level 3
Assets
STIF	$4,056,997	$4,056,997	$—	$—
Bond Fund	79,994,980	—	79,994,980	—
Total invested assets	$84,051,977	$4,056,997	$79,994,980	$—

	As of December 31, 2014
	Assets Measured at Fair Value	Fair Value Hierarchy Level
		Level 1	Level 2	Level 3
Assets
STIF	$4,750,918	$4,750,918	$—	$—
Bond Fund	80,076,002	—	80,076,002	—
Total invested assets	$84,826,920	$4,750,918	$80,076,002	$—

Within the Master Trust, the Plan held a wrap contract with an inconsequential fair value as of December 31, 2015 and 2014.

The Bond Fund represented 5% or more of the Master Trust’s net assets at contract value as of December 31, 2015. The Bond Fund and the STIF represented 5% or more of the Master Trust’s net assets at contract value as of December 31, 2014.

The Principal Select Savings Plan for Employees
Notes to Financial Statements (continued)

7. Related Party Transactions
In addition to the transactions with parties-in-interest discussed herein, Principal Life provides recordkeeping services to the Plan and receives fees, which are paid by Plan investments. These transactions are exempt from the prohibited transactions rules of ERISA. The Company may pay other Plan expenses from time to time. As part of the Principal Select Savings Stable Value Fund investment, the Plan purchases a wrap contract from Principal Life. The ESOP received $3,014,756 in dividends from Principal Financial Group, Inc. in 2015.

8. Form 5500

The following table reconciles net assets available for benefits per the Statements of Net Assets Available for Benefits to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the Statements of Net Assets Available for Benefits	$1,945,414,647	$1,912,273,989
Adjustments from contract value to fair value for fully benefit-responsive investment contract	(404,127)	20,421
Net assets available for benefits per the Form 5500	$1,945,010,520	$1,912,294,410

The following table reconciles the Statement of Changes in Net Assets Available for Benefits to the Form 5500:

December 31,
2015

Net change from contract value to fair value for fully benefit-responsive investment contracts	$(424,548)
Master Trust investment income	1,009,066
Net investment loss from Master Trust investment accounts per the Form 5500	$584,518

GAAP requires that the Plan reports interest in fully benefit-responsive contracts at contract value, while the Form 5500 is required to report these investments at fair value.

The Principal Select Savings Plan for Employees
EIN: 42-0127290 Plan Number: 003
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2015

Identity of Issuer	Description of Investment	Current Value

Principal Life Insurance Company*	Deposits in guaranteed interest accounts	$32,414,952

Principal Life Insurance Company*	Deposits in insurance company Small-Cap Value II Separate Account	22,811,807

Principal Life Insurance Company*	Deposits in insurance company Large-Cap Growth Separate Account	77,060,498

Principal Life Insurance Company*	Deposits in insurance company U.S. Property Separate Account	187,029,733

Principal Life Insurance Company*	Deposits in insurance company Core Plus Bond Separate Account	89,966,894

Principal Life Insurance Company*	Deposits in insurance company Diversified International Separate Account	125,332,880

Principal Life Insurance Company*	Deposits in insurance company Large-Cap Stock Index Separate Account	237,779,127

Principal Life Insurance Company*	Deposits in insurance company Government and High Quality Bond Separate Account	23,631,245

Principal Life Insurance Company*	Deposits in insurance company Mid-Cap Separate Account	156,344,505

Principal Life Insurance Company*	Deposits in insurance company International Emerging Markets Separate Account	73,553,400

Principal Life Insurance Company*	Deposits in insurance company Large-Cap Value Separate Account	32,894,545

Principal Life Insurance Company*	Deposits in insurance company Inflation Protection Separate Account	12,634,396

Principal Life Insurance Company*	Deposits in insurance company Large-Cap Growth I Separate Account	44,031,729

Identity of Issue	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in insurance company Lifetime Strategic Income Separate Account	11,719,962

Principal Life Insurance Company*	Deposits in insurance company Principal Financial Group, Inc. Stock Separate Account	10,968,268

Principal Life Insurance Company*	Deposits in insurance company Small-Cap Growth I Separate Account	53,915,249

Principal Life Insurance Company*	Deposits in insurance company Small-Cap Stock Index Separate Account	121,751,065

Principal Life Insurance Company*	Deposits in insurance company Equity Income Separate Account	62,452,189

Principal Life Insurance Company*	Deposits in insurance company Lifetime 2010 Separate Account	9,993,946

Principal Life Insurance Company*	Deposits in insurance company Lifetime 2020 Separate Account	70,153,927

Principal Life Insurance Company*	Deposits in insurance company Lifetime 2030 Separate Account	128,624,702

Principal Life Insurance Company*	Deposits in insurance company Lifetime 2040 Separate Account	100,531,034

Principal Life Insurance Company*	Deposits in insurance company Lifetime 2050 Separate Account	65,005,486

Principal Life Insurance Company*	Deposits in insurance company Lifetime 2060 Separate Account	5,513,784

Principal Trust Company*	Common/Collective Trust Diversified Real Asset Tier 2	1,214,933

Principal Financial Group, Inc.*	2,015,002 shares of Principal Financial Group, Inc. ESOP	90,634,768

Loans to participants*	Notes receivable from participants with varying maturity dates and interest rates ranging from 4.25% to 11.50%	21,896,623
		1,869,861,647
* Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of The Principal Select Savings Plan for Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PRINCIPAL SELECT SAVINGS PLAN FOR

EMPLOYEES

by Benefit Plans Administration Committee

Date: June 24, 2016	By /s/Elizabeth L. Raymond
Elizabeth L. Raymond
Committee Chair

Exhibit Index

The following exhibit is filed herewith:

EXHIBIT	Page
23 - Consent of Ernst & Young LLP	25